FILED BY MASTERBRAND, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICAN WOODMARK CORPORATION
COMMISSION FILE NO. 000-14798

Associate FAQ

About the Announcement

What did MasterBrand announce?
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MasterBrand announced an agreement to combine with American Woodmark. This transaction will be a transformative step that will accelerate our strategies and better position us to serve the evolving needs of our customers and provide consumers with more choice and access.

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Together, we will have the industry’s most comprehensive portfolio of trusted cabinet brands and products, broadened direct channel partnerships, expanded geographic reach, and enhanced operating agility.

•	We look forward to uniting the talented MasterBrand and American Woodmark teams and to delivering on this very significant value creation opportunity.

Why American Woodmark? Why now?
•	We believe that a merger with American Woodmark will be a transformative step for both companies toward achieving our growth goals.
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Together, we will have the most comprehensive portfolio of trusted brands and products in the cabinet industry and broadened direct channel partnerships, expanded geographic reach, and enhanced operating agility.

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We believe that bringing together MasterBrand and American Woodmark will be a transformative step for both of our organizations that will better position us to serve the evolving needs of our customers and provide consumers with more choice and access.

Who is American Woodmark?
•	Like MasterBrand, American Woodmark is a leading American cabinetmaker.
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Based in Winchester, VA, American Woodmark is home to a large portfolio of stock and value semi-custom brands, producing nearly 8.5 million cabinets a year across 18 manufacturing facilities and distribution centers.

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Throughout its 45-year legacy, its business has remained grounded in core values of customer satisfaction, integrity, teamwork, and excellence– values strongly aligned with our own ways of doing business and The MasterBrand Way.

The Combined Company

What will the new company be called and who will lead it?
•	Following the closing of the transaction, the combined company will be called MasterBrand and Dave Banyard will serve as Chief Executive Officer.
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There are many details to be determined and decisions to be made about the new organization. The leadership team and the future combined organizational structure will be worked out in the coming weeks. For now, leadership teams will operate as usual.

Where will the combined company operate?
•	We will remain headquartered in Beachwood, OH, with a significant presence in Winchester, VA.

Will we keep the MasterBrand name and brands?
•	MasterBrand and American Woodmark will maintain a commitment to growing each company’s legacy brands, which channel partners know and trust.

Do you anticipate any layoffs following the transaction? Will any offices or facilities be closed as a result of this? What about facilities that have both MasterBrand and American Woodmark facilities close to each other?
•	This announcement has no immediate impact on day-to-day operations or our associates.
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Until the transaction with American Woodmark closes, it is business as usual. We should all remain focused on working safely and delivering high quality products, as well as advancing our strategic initiatives: Align to Grow, Lead through Lean and Tech Enabled while staying true to The MasterBrand Way.

•	Looking ahead, as a combined company we expect to continue to offer exciting opportunities for growth and development for our team.

What Should I Know or Do Right Now?

Does this transaction affect my role or responsibilities?
•	Nothing changes today. Until the transaction with American Woodmark closes, our day-to-day responsibilities and priorities here at MasterBrand remain the same.

Can I reach out to current American Woodmark employees? What should I do if a American Woodmark employee contacts me with questions or requests for information?
•	It is important to remember that until closing, MasterBrand and American Woodmark remain separate organizations, and it will continue to be business as usual at MasterBrand.
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Please do not engage with any of your counterparts at American Woodmark. If you are approached by an American Woodmark team member for any information about the transaction or integration, do not comment and let your manager know.

What should I tell suppliers / customers / builders / dealers etc. who ask me about this transaction?
•	The announcement of the transaction is just the first of many steps to bring our organizations together.
•	Nothing changes today. Our day-to-day responsibilities and priorities here at MasterBrand remain the same.
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If specifically asked about the transaction, you can share that while we are excited about this transformative step, it is business as usual at MasterBrand, and we will continue to work with them as we always have. Public information is available on our website.

What should I do if I’m contacted by a member of the press or other third parties regarding the transaction?
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Please do not discuss this announcement publicly or on any social media platforms. If an external party has questions, direct them to our website and official press release. You can direct questions from the media to media@MasterBrand.com and investor inquires to investorrelations@MasterBrand.com.

Who should I reach out to if I have further questions?
•	Please reach out to your manager if you have any further questions.
•	You may also submit questions to AskAQuestion@MasterBrand.com, which we will be monitoring throughout the process so we can work to address any questions you may have as the transaction progresses.

About the Transaction

When do you expect the transaction to close?
•	We expect the transaction to close in early 2026, subject to certain approvals and conditions.
•	Until that time, MasterBrand and American Woodmark will continue to operate separately and independently, and it is business as usual for all of us at MasterBrand.

How is this transaction different from the Supreme Cabinetry Brands transaction?
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In terms of how it will impact our approach to integration, welcoming the American Woodmark team and capturing the value inherent in this combination, much of our approach will be similar to the Supreme transaction.

Forward-Looking Statements

Certain statements contained in this communication, other than purely historical information, including, but not limited to, statements as to the likelihood and anticipated timing of the closing of the proposed transaction, expected cost synergies and other expected benefits, effects or outcomes relating to the proposed transaction, including financial estimates and projections, MasterBrand’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by or that otherwise include the word “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could,” are generally forward-looking in nature and not historical facts. Where, in any forward-looking statement, an expectation or belief is expressed as to future results or events, such expectation or belief is based on the current plans and expectations of the management of MasterBrand or American Woodmark, as applicable. Although MasterBrand and American Woodmark, as applicable, believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those indicated or implied in such statements. These factors include a failure by either party or both parties to satisfy one or more of the closing conditions set forth in the merger agreement, including a failure to obtain any required regulatory or governmental approvals or a failure to obtain the required approvals of either American Woodmark’s shareholders or MasterBrand’s stockholders; the occurrence of events or changes in circumstances that give rise to the termination of the merger agreement by either party or a delay in the closing of the transaction; potential litigation relating to the transaction; the effect of the proposed transaction on the ability of either party to retain customers, maintain relationships with suppliers and hire and retain key personnel; the effect of the proposed transaction and the announcement of the proposed transaction on the parties’ stock prices; disruptions in the ordinary course business of either party resulting from the transaction; the continued availability of capital and financing and any rating agency actions related to the transaction or otherwise; the risk that certain limitations in the merger agreement may impact either party’s ability to pursue certain business opportunities or strategic transactions; the diversion of the attention and time of management of either party from ordinary course business operations to the transaction and transaction-related issues; the impact of transaction and/or integration costs and any increases in such costs; the existence of unknown liabilities; the ability of MasterBrand to successfully integrate American Woodmark into its business and operations; and the risk that any anticipated economic benefits, cost savings or other synergies are not fully realized or take longer to realize than expected. Other factors include those listed under “Risk Factors” in Part I, Item 1A of MasterBrand’s Annual Report on Form 10-K for the fiscal year ended December 29, 2024, Part II, Item 1A of MasterBrand’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2025, American Woodmark’s Annual Report on Form 10-K for the fiscal year ended April 30, 2025, and other MasterBrand and American Woodmark filings with the SEC.

The forward-looking statements included in this communication are made as of the date of this communication and, unless legally required, neither MasterBrand nor American Woodmark undertakes any obligation to update, amend or clarify any forward-looking statements to reflect events, new information or circumstances occurring after the date of this communication.

Additional Information and Where to Find It

MasterBrand intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a joint proxy statement of MasterBrand and American Woodmark that will also constitute a prospectus of MasterBrand. Each of MasterBrand and American Woodmark may also file other relevant documents with the SEC regarding the transaction. This communication is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document that MasterBrand or American Woodmark may file with the SEC. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of MASTERBRAND and AMERICAN WOODMARK. INVESTORS AND SHAREHOLDERS OF MASTERBRAND AND AMERICAN WOODMARK ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERBRAND, AMERICAN WOODMARK, THE TRANSACTION AND RELATED MATTERS. The Registration Statement and joint proxy statement/prospectus and other documents filed by MasterBrand or American Woodmark with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, investors and shareholders may obtain free copies of documents that are filed or will be filed with the SEC by MasterBrand, including the Registration Statement and the joint proxy statement/prospectus, on MasterBrand’s website at https://masterbrand.com/investors/financials/sec-filings/default.aspx, and may obtain free copies of documents that are filed or will be filed with the SEC by American Woodmark, including the joint proxy statement/prospectus, on American Woodmark’s website at https://americanwoodmark.com/investors/financial-reporting#secfilings. The information included on, or accessible through, MasterBrand’s or American Woodmark’s website is not incorporated by reference into this communication.

No Offer or Solicitation

This communication is not intended to be and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

MasterBrand, American Woodmark and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information about the directors and executive officers of MasterBrand is set forth in MasterBrand’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 24, 2025, including under the headings “Proposal No. 1 Election of Directors—Our Director Nominees,” “Non-Employee Director Compensation,” “Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership Information” and “Equity Compensation Plan Information.” Additional information regarding ownership of MasterBrand securities by its directors and executive officers is included in each person’s beneficial ownership reports on Forms 3, 4 and 5, as filed with the SEC. Information about the directors and executive officers of American Woodmark is set forth in its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on June 25, 2025, including under the headings “Item 1 – Election of Directors—Information Regarding Nominees,” “Executive Compensation,” “Non-Management Directors’ Compensation,” and “Security Ownership,” and in its Annual Report on Form 10-K for the fiscal year ended April 30, 2025, which was filed with the SEC on June 25, 2025, including under the heading “Executive Officers of the Registrant.” Additional information regarding ownership of American Woodmark securities by its directors and executive officers is included in each person’s beneficial ownership reports on Forms 3, 4 and 5, as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the transaction when such materials become available. Investors should read the Registration Statement and the joint proxy statement/prospectus carefully if and when these become available before making any voting or investment decisions. You may obtain free copies of these documents from MasterBrand or American Woodmark using the sources indicated above.